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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 0)*

BNP Residential Properties, Inc.

(Name of Issuer)

Common Stock, Par Value $.01

(Title of Class of Securities)

05564T103

(CUSIP Number)

January 26, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 05564T103			Page 2 of 4 Pages

1.	Name of Reporting Person: B. Mayo Boddie		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 478,234.9

		6.	Shared Voting Power: 4,775

		7.	Sole Dispositive Power: 478,234.9

		8.	Shared Dispositive Power: 4,775

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 483,009.9

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.3%

12.	Type of Reporting Person: IN

Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer: BNP Residential Properties, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

301 South College Street Suite 3850 Charlotte, North Carolina 28202-6024

Item 2.

(a)	Name of Persons Filing: B. Mayo Boddie

(b)	Address of Principal Business Office or, if none, Residence:

P.O. Box 1908 Rocky Mount, North Carolina 27802-1908

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, Par Value $.01

(e)	CUSIP Number: 05564T103

Item 3.

Not Applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned: 483,009.9

(b)	Percent of Class: 5.3%

(c)	Number of shares as to which each reporting person has:

(i)	Sole power to vote or to direct the vote: 478,234.9 shares

(ii)	Shared power to vote or to direct the vote: 4,775 shares

(iii)	Sole power to dispose or to direct the disposition of: 478,234.9 shares

(iv)	Shared power to dispose or to direct the disposition of: 4,775 shares

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Page 4 of 4 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

With respect to the shares indicated in Item 4(c)(ii) and Item 4(c)(iv) above over which B. Mayo Boddie shares voting or disposition power, another person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent              Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

(a)	Not Applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2005.

/s/ B. Mayo Boddie

Signature

B. Mayo Boddie

Name